

Mail Stop 3030

May 4, 2018

<u>Via E-mail</u>
George Syllantavos
Chief Financial Officer
Stellar Acquisition III Inc.
90 Kifissias Avenue
Maroussi Athens, Greece

> **Re:** **Stellar Acquisition III Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2017**
> **Filed February 12, 2018**
> **File No. 001-37862**

Dear Mr. Syllantavos:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery